Ameriprise Financial, Inc. 1099 Ameriprise Financial Center Minneapolis, MN 55474

June 16, 2010

Ms. Jenn Do

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C.  20549

RE:	Ameriprise Financial, Inc.
Form 8-K Item 4.01
Filed June 10, 2010
File No. 1-32525

Dear Ms. Do:

We refer to the letter dated June 14, 2010 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 8-K filed on June 10, 2010 (“8-K”) for Ameriprise Financial, Inc. (the “Company”).

We have set forth in boldface type the text of the staff’s comments set forth in the aforementioned, followed by the Company’s response.

FORM 8-K Filed June 10, 2010

1.              We understand from the Item 4.01 Form 8-K filed June 10, 2010 that PwC has been formally engaged as your new accountants beginning with the audit for the fiscal year ended December 31, 2011.  We also understand from the Item 8.01 8-K filed May 24, 2010 that you have determined not to engage E&Y for audits of your financial statements beyond the fiscal year ended December 31, 2010.  We remind you of your obligation to timely file an Item 4.01 Form 8-K to disclose the date on which you formally dismiss E&Y, along with the other disclosures required in Item 304(a)(1) of Regulation S-K.  In the meantime, please confirm to us supplementally that, for the two most recent fiscal years through the date of your response, there have been no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

Company Response:

E&Y remains engaged as our independent registered public accounting firm.  As you may be aware, we have filed an Item 4.01 Form 8-K/A which amends and restates our Form 8-K filed June 10, 2010, to provide additional information concerning our decision to not engage E&Y for the fiscal year ending December 31, 2011.  For your convenience, a copy of the Form 8-K/A redlined to show changes from our original June 10 filing is enclosed.

In particular, the Form 8-K/A confirms that, for the two most recent fiscal years through the date thereof, there have been no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  A copy of a letter from E&Y to similar effect is included as an exhibit to our Form 8-K/A.

We are cognizant of our obligation to timely file an Item 4.01 Form 8-K to disclose the date on which we formally dismiss E&Y.  We expect E&Y’s dismissal to occur upon the conclusion of their audit engagement for the fiscal year ending December 31, 2010.  At that time, we will provide the disclosures required by Item 304(a)(1) of Regulation S-K updated through the date of filing our Form 10-K for the year ending December 31, 2010.  We expect this filing to be made in the timeframe of early March 2011.

We further acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 8-K, that staff comments or changes to disclosure in response to staff comments in the 8-K reviewed by the staff do not foreclose the Commission from taking any action with respect to the 8-K, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-671-1788.

Very truly yours,

/s/ David H. Weiser
David H. Weiser
Senior Vice President and Assistant General Counsel

Encl.

cc:      David K. Stewart, Senior Vice President

EXHIBIT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 9, 2010

AMERIPRISE FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32525	13-3180631
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

55 Ameriprise Financial Center Minneapolis, Minnesota	55474
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (612) 671-3131

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01       Changes in Registrant’s Certifying Accountant.

This Form 8-K/A amends and restates in its entirety the Form 8-K filed by Ameriprise Financial, Inc. (the “Company”) on June 10, 2010, and includes additional information about the determination not to engage Ernst & Young LLP (“EY”) as the Company’s independent registered public accountants (“auditors”) for the 2011 fiscal year.  As previously disclosed by the Company on its May 24, 2010 Form 8-K, the Audit Committee of the Board of Directors of the Company determined not to engage EY as the Company’s auditors for the fiscal year ending December 31, 2011, and the Audit Committee also approved the future engagement of PricewaterhouseCoopers LLP (“PwC”) as the Company’s auditors for the 2011 fiscal year. EY will continue as the Company’s auditors for the fiscal year ending December 31, 2010. The dismissal of EY will become effective following the conclusion of EY’s 2010 fiscal year audit for the Company.

EY’s reports on the Company’s consolidated financial statements for each of the years ended December 31, 2009 and December 31, 2008 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2009 and December 31, 2008 and the interim period between December 31, 2009 and the date of this Form 8-K, there were no disagreements between the Company and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to EY’s satisfaction, would have caused EY to make reference to the subject matter of the disagreement in connection with its report for such years, and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided EY with a copy of the foregoing disclosures. A copy of EY’s letter, dated June 15, 2010, stating its agreement with the above statements is attached as Exhibit 16.1.

On June 9, 2010, ~~Ameriprise Financial, Inc. (~~the ~~“~~Company~~”)~~ formally engaged ~~PricewaterhouseCoopers LLP (“PwC”)~~PwC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011 by execution of a mutually agreed-upon engagement letter.

During the fiscal years ended December 31, 2008 and 2009 and through June 9, 2010, the date of engagement of PwC, neither the Company nor any one acting on the Company’s behalf has consulted with PwC regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

16.1	Letter from Ernst & Young LLP, dated June 15, 2010, regarding the change in certifying accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date: June ~~10,~~15, 2010	By:	/s/ David H. Weiser
David H. Weiser
Senior Vice President and
Assistant General Counsel

Exhibit 16.1

[Ernst & Young Letterhead]

June 15, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K/A dated June 15, 2010, of Ameriprise Financial, Inc. and are in agreement with the statements contained in the second and third paragraphs on page 2 of such Form 8-K/A. We have no basis to agree or disagree with the other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP